Exhibit 1.01

Honeywell International Inc.
Conflict Minerals Report
For The Year Ended December 31, 2021

This report for the year ended December 31, 2021, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the Securities and Exchange Commission (the SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (3TG).

The information in this report includes the products of Honeywell International Inc. and its subsidiaries (Honeywell) as of December 31, 2021. In accordance with Instruction 3 to Item 1.01 of Form SD, this report does not include products manufactured by companies acquired during the fiscal year ended December 31, 2021, that previously had not been obligated to provide a specialized disclosure report with respect to conflict minerals.

Overview

Honeywell’s Business

Honeywell invents and commercializes technologies that address some of the world’s most critical challenges around energy, safety, security, air travel, productivity and global urbanization. We are a leading software industrial company committed to introducing state of the art technology solutions to improve efficiency, productivity, sustainability, and safety in high growth businesses in broad-based, attractive industrial end markets. As a diversified technology and manufacturing company, we are uniquely positioned to blend physical products with software to serve customers worldwide with aerospace products and services, energy efficient products and solutions for businesses, specialty chemicals, electronic and advanced materials, process technology for refining and petrochemicals, and productivity, sensing, safety and security technologies for buildings and industries. Our products and solutions enable a safer, more comfortable and more productive world, enhancing the quality of life of people around the globe.

We globally manage our business operations through four reportable segments: Aerospace, Honeywell Building Technologies, Performance Materials and Technologies, and Safety and Productivity Solutions. Aerospace is a leading global supplier of products, software and services for aircraft that it sells to original equipment manufacturers (OEMs) and other customers in a variety of end markets including: air transport, regional, business and general aviation aircraft, airlines, aircraft operators and defense and space contractors. Honeywell Building Technologies is a leading global provider of products, software, solutions and technologies that enable building owners and occupants to ensure their facilities are safe, energy efficient, sustainable and productive. Performance Materials and Technologies is a global leader in developing and manufacturing high-quality performance chemicals and materials, process technologies and automation solutions. Safety and Productivity Solutions is a leading global provider of products and software that improve productivity, workplace safety and asset performance to customers around the globe.

Honeywell’s Products Covered by this Report

This report relates to Honeywell products: (i) for which 3TG are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by Honeywell; and (iii) for which the manufacture was completed during calendar year 2021 (the Covered Products).

On the basis of a reasonable country of origin inquiry (RCOI) and due diligence measures described herein (including in the section titled “Due Diligence Results” below), as of this reporting period, Honeywell does not have sufficient validated information from the Supplier Group (as defined below) to determine the specific country of origin, and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products, including whether such 3TG originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the Covered Countries).
Honeywell’s Supply Chain

Honeywell sells thousands of products across our four reportable segments containing parts from thousands of direct and indirect suppliers. As a “downstream” company with many tiers in our supply chain, we generally do not have a direct relationship with 3TG smelters or refiners (SORs). It is difficult for us to identify actors upstream from our direct material suppliers, and we rely on our direct material suppliers to provide information on the SORs as well as the origin of 3TG contained in parts or products supplied to us, including sources of 3TG that are supplied to them from their upstream suppliers. These direct material suppliers similarly rely on information provided by their suppliers.

As we renew or enter into new purchase agreements with direct material suppliers, we are adding a 3TG compliance provision requiring such suppliers to conduct and document their inquiries into the SORs as well as the country of origin of 3TG in parts or products supplied to Honeywell and to provide Honeywell with information or representations that Honeywell requires to meet its compliance obligations. The terms and lengths of contracts with our suppliers are varied, and we cannot always unilaterally impose new contract terms. As described herein, we are working with our suppliers to ensure they provide 3TG sourcing information.

We are a member of the Responsible Minerals Initiative (RMI). The RMI is a broad-based initiative to develop control systems regarding SORs through independently validated audits under the RMI’s Responsible Minerals Assurance Process (RMAP).

Reasonable Country of Origin Inquiry

Honeywell conducted a good faith RCOI to determine whether the 3TG found in our products may have originated in the Covered Countries and did not come from recycled or scrap sources. The elements of the RCOI were:

•identification of relevant suppliers;
•data collection; and
•assessment to determine whether further due diligence was required.

Given the large number of suppliers in our supply chain, it is not practicable for us to conduct a survey of all our suppliers. Instead, each of our four reportable segments assessed the direct material suppliers that were most likely to provide parts or products containing 3TG, and we sent over 9,600 surveys to relevant direct material suppliers, representing nearly 90% of Honeywell’s direct material supplier spend in 2021 (the Supplier Group).

Honeywell used 2021 versions of the RMI’s Conflict Minerals Reporting Template (the Questionnaire). The Questionnaire is designed to facilitate disclosure and communication of information regarding SORs of 3TG contained in parts or products in our supply chain. It includes questions regarding a supplier’s engagement with its direct suppliers and a listing of the SORs that the supplier and its suppliers use. In addition, the Questionnaire contains questions about the origin of 3TG included in a supplier’s parts or products, as well as supplier due diligence efforts. Honeywell engaged a third-party vendor (the Vendor) to deploy the Questionnaire to the Supplier Group via a tracking tool, which enables Honeywell and the Vendor to manage and maintain records of responses from the Supplier Group in an electronic database.

We followed up with all unresponsive members of the Supplier Group through a defined process via both automated email and personalized email, including offering assistance and further information to the Supplier Group about the requirements of the Rule and the 3TG compliance program.

The 3TG compliance program includes automated data validation on all submitted Questionnaires via the Vendor’s software. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the Questionnaire. All submitted forms are accepted and classified as valid or invalid such that all data is retained. Members of the Supplier Group were contacted in regard to invalid forms and were encouraged to resubmit a valid form. We reviewed the responses to determine where further engagement with our Supplier Group was warranted.

Based on the responses received from the Company’s RCOI, we compiled a list of entities that are confirmed SORs, including information regarding associated countries of origin.

On the basis of the responses to our RCOI, Honeywell has reason to believe it is possible that some 3TG necessary to the functionality or production of our parts or products may have originated in the Covered Countries. Accordingly, Honeywell conducted further due diligence on the source and chain of custody of the 3TG contained in parts or products provided by the Supplier Group.

Due Diligence Process

Design of Due Diligence Measures

Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016)” and the related Supplements for 3TG (the OECD Framework). Our due diligence included the following elements of the OECD Framework:

•Step 1: Establish strong company management systems;

•Step 2: Identify and assess risks in the supply chain;

•Step 3: Design and implement a strategy to respond to identified risks;

•Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and

•Step 5: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

Honeywell has established a management system to determine the source and chain of custody of 3TG in our supply chain.

a.Mission Statement. We have adopted a conflict minerals mission statement (the Mission Statement) that outlines to suppliers and customers our commitment to responsible sourcing of 3TG throughout our global supply chain and to compliance with the Rule. The Mission Statement is publicly available on our website at:
https://www.honeywell.com/en-us/company/integrity-and-compliance (see Conflict Minerals Statement).

b.Internal Team. Our management system includes oversight of our RCOI and due diligence processes by a team made up of representatives from each of Honeywell’s four reportable segments and from various functions within Honeywell such as Procurement, Product Stewardship, Health, Safety, Environment and Sustainability, Information Technology (IT) and Legal (the 3TG Compliance Team). The 3TG Compliance Team is responsible for implementing our 3TG compliance program and communicating information about program status and effectiveness to senior management.

c.Control Systems. We utilize the Questionnaire sent to our Supplier Group to gather information on the chain of custody of the 3TG included in our products. In addition, we are a member of the Responsible Minerals Initiative, an industry-wide initiative working to develop conflict-free supply chains.

d.Supplier Engagement. We have communicated to the Supplier Group our obligations under the Rule by distributing to them background information on the Rule along with the Questionnaire. In addition, through our Vendor, we provide training materials on 3TG compliance to the Supplier Group. We are also integrating a 3TG compliance provision into purchase agreements with direct material suppliers that sets forth Honeywell’s expectations that such direct material suppliers will cooperate with Honeywell’s RCOI and due diligence measures as required by the Rule.

e.Grievance Mechanism. We have a company level Helpline that provides employees and suppliers with a mechanism to report violations of our policies or other concerns.

Step 2: Identify and Assess Risks in the Supply Chain

Distribution of Questionnaires to Supplier Group. In 2021, we distributed the Questionnaire to the Supplier Group in order to gather information on our supply chain, including (i) whether any of the minerals they supplied to Honeywell may contain 3TG, (ii) whether any 3TG are necessary to the functionality or production of the parts or products in which they are used, and (iii) the SORs of any 3TG in our supply chain and whether the 3TG originated from the Covered Countries or came from recycled or scrap sources.

Assessment of Supplier Group Responses. We reviewed each response from the Supplier Group to assess the adequacy of such response. Members of the Supplier Group that failed to respond to the Questionnaire or that did not provide responses to all applicable questions in the Questionnaire received follow-up communications requesting additional information. If a supplier response indicated that 3TG contained in parts or products provided to Honeywell may have originated from the Covered Countries, then such response was sent to the 3TG Compliance Team for further review and determination of follow-up steps.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We have a risk management plan to address concerns that a supplier may be providing to Honeywell products or parts that contain 3TG sourced from the Covered Countries. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries, we will follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and SOR. Identified risks will be reported to the 3TG Compliance Team, which will determine appropriate follow-up actions, if any, to mitigate risks. There have been no known instances of validated high-risk issues in the supply chain that require follow-up actions to be considered.

To ensure that the Supplier Group understands our expectations with respect to compliance with the Rule, we distribute background information on the Rule and our Mission Statement, and we provide access to training materials on 3TG compliance to the Supplier Group in addition to the Questionnaire.

Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Honeywell relies on the RMI’s Responsible Minerals Assurance Process (RMAP), formerly the Conflict-Free Smelter Program, to perform third-party audits of SORs. We compared the SORs identified by the Supplier Group to the list of SORs certified as “compliant” or the equivalent by the RMI.

Step 5: Report on Supply Chain Due Diligence

This Conflict Minerals Report shall be filed with the SEC and is publicly available at:
http://investor.honeywell.com/financial-information/sec-filings (see Conflict Minerals Report)

Due Diligence Results

The Questionnaire sent to the Supplier Group requests that the Supplier Group provide Honeywell with information on (a) the SORs that the Supplier Group and its suppliers use to supply the 3TG in the Covered Products, (b) whether the 3TG used in the Covered Products originates from the Covered Countries, and (c) the mine or location of origin of the 3TG used in the Covered Products. Honeywell must rely on responses from the Supplier Group to our Questionnaire in order to determine the facilities used to process 3TG used in the Covered Products, whether the 3TG used in the Covered Products originates from the Covered Countries and the source of 3TG used in the Covered Products.

For 2021, the responses received from the Supplier Group identified 335 unique RMI-recognized SORs, of which 230 or approximately 69% are validated as conformant with the RMAP. 867 supplier responses indicated that they may have sourced 3TG from one of the Covered Countries. However, based our due diligence for this reporting period, we were unable to link conclusively 3TG from the Covered Countries to the Covered Products. We were unable to do so because the responses were generally with respect to the supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or products provided to Honeywell, or did not link such 3TG to parts or products provided to Honeywell in a reasonably reliable manner. The remaining survey responses provided SOR information for 3TG used in parts or products provided to Honeywell but did not confirm that the 3TG originated from the Covered Countries as the identified SORs source from multiple countries, or from recycled or scrap sources. These identified SORs are listed in Annex I and were each verified as RMAP compliant.

Based on the due diligence procedures described above, Honeywell does not have sufficient, validated information to determine conclusively the countries of origin of 3TG used in the Covered Products.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefit armed groups:

1.Continue to refine and update our process to target appropriate suppliers as well as re-survey suppliers to confirm that they do not incorporate 3TG in our supply chain.

2.Continue to work closely with the Supplier Group to obtain the necessary validated information on the origin of the 3TG contained in the parts, products or services sold to Honeywell, which we expect will become available as (i) more upstream suppliers receive the necessary information from their respective upstream suppliers, and (ii) the RMI’s Responsible Minerals Assurance Process continues to grow and provide more visibility in determining whether manufactured products are sourced from the Covered Countries.

3.Continue to include a 3TG compliance provision in new or renewed purchase agreements with direct material suppliers to set forth Honeywell’s expectations that such direct material suppliers will cooperate with Honeywell’s RCOI and due diligence measures as required by the Rule.

4.Continue to direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

5.Continue to analyze spend data against supplier response data to identify inconsistencies and areas of potential enhanced focus for supplier outreach efforts.

Cautionary Statement about Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are those that address activities, events or developments that management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ significantly from those envisaged by our forward-looking statements. We do not undertake to update or revise any of our forward-looking statements, except as required by applicable securities law. Our forward-looking statements are also subject to risks and uncertainties, including the impact of the COVID-19 pandemic and the Russia-Ukraine conflict, that can affect our performance s in both the near- and long-term. In addition, no assurance can be given that any plan, initiative, projection, goal commitment, expectation, or prospect set forth in this report can or will be achieved. These forward-looking statements should be considered in light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and other filings with the SEC.

ANNEX I

Metal	Standard SRO Name	SRO Location	SRO ID
Gold	Asaka Riken Co., Ltd.	Japan	CID000090
Gold	CCR Refinery - Glencore Canada Corporation	Canada	CID000185
Gold	Kennecott Utah Copper LLC	United States Of America	CID000969
Gold	Metalor Technologies S.A.	Switzerland	CID001153
Gold	Nihon Material Co., Ltd.	Japan	CID001259
Gold	PAMP S.A.	Switzerland	CID001352
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China	CID000211
Tantalum	F&X Electro-Materials Ltd.	China	CID000460
Tantalum	Global Advanced Metals Aizu	Japan	CID002558
Tantalum	Global Advanced Metals Boyertown	United States Of America	CID002557
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China	CID000616
Tantalum	H.C. Starck Co., Ltd.	Thailand	CID002544
Tantalum	H.C. Starck Hermsdorf GmbH	Germany	CID002547
Tantalum	H.C. Starck Inc.	United States Of America	CID002548
Tantalum	H.C. Starck Ltd.	Japan	CID002549
Tantalum	H.C. Starck Smelting GmbH & Co. KG	Germany	CID002550
Tantalum	H.C. Starck Tantalum and Niobium GmbH	Germany	CID002545
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	CID000914
Tantalum	Jiujiang Tanbre Co., Ltd.	China	CID000917
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	CID001277
Tantalum	Taki Chemical Co., Ltd.	Japan	CID001869
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan	CID001969
Tin	EM Vinto	Bolivia (Plurinational State Of)	CID000438
Tin	Fenix Metals	Poland	CID000468
Tin	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	CID000875
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	CID002468
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105
Tin	Metallo Belgium N.V.	Belgium	CID002773
Tin	Metallo Spain S.L.U.	Spain	CID002774
Tin	Minsur	Peru	CID001182
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State Of)	CID001337
Tin	Resind Industria e Comercio Ltda.	Brazil	CID002706
Tin	Soft Metais Ltda.	Brazil	CID001758
Tin	Thaisarco	Thailand	CID001898
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036
Tungsten	A.L.M.T. Corp.	Japan	CID000004
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258
Tungsten	Global Tungsten & Powders Corp.	United States Of America	CID000568
Tungsten	H.C. Starck Tungsten GmbH	Germany	CID002541
Tungsten	Wolfram Bergbau und Hutten AG	Austria	CID002044
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082